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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                   -------------------------------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF SEPTEMBER 2002



                              INTRAWEST CORPORATION
                               (Registrant's name)

                          SUITE 800, 200 BURRARD STREET
                   VANCOUVER, BRITISH COLUMBIA, CANADA V6C 3L6
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [ ]       Form 40-F [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [ ]             No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.


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EXHIBITS

99.1 Certification of Joe S. Houssian, President and Chief Executive Officer of Intrawest Corporation, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).

99.2 Certification of Daniel O. Jarvis, Executive Vice President and Chief Financial Officer of Intrawest Corporation, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).



         On September 9, 2002, Intrawest Corporation (the "Company") filed with the Securities and Exchange Commission its Annual Report on Form 40-F for the fiscal year ended June 30, 2002. Accompanying the Annual Report as correspondence were a transmittal letter and the certifications of Joe S. Houssian, the Company's Chief Executive Officer and Daniel O. Jarvis, the Company's Executive Vice President and Chief Financial Officer, pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of
Section 1350, Chapter 63 of Titles 18, United States Code), in each case attached as exhibits hereto.

         The certifications attached as exhibits hereto are being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and are not being filed as part of the Company's Annual Report on Form 40-F for the fiscal year ended June 30, 2002 or as a separate disclosure document. The information included in this Report on Form 6-K (including the exhibits attached hereto) shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended.


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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Intrawest Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    September 9, 2002
         Intrawest Corporation



By:
/s/  Ross Meacher
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Ross Meacher
Corporate Secretary





EXHIBIT INDEX

99.1 Certification of Joe S. Houssian, President and Chief Executive Officer of Intrawest Corporation, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).

99.2 Certification of Daniel O. Jarvis, Executive Vice President and Chief Financial Officer of Intrawest Corporation, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).